Seward & Kissel LLP

901 K Street, N.W.

Suite 800

Washington, D.C. 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

November 26, 2024

VIA EDGAR CORRESPONDENCE

Alberto Zapata

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AB Municipal Income Fund II
Preliminary Proxy Statement on Schedule 14A
File No. 33-60560

Dear Mr. Zapata:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the preliminary proxy statement filed on Schedule 14A (the “Proxy Statement”) for AB Municipal Income Fund II (“Registrant”). The Proxy Statement, which was filed with the SEC on November 12, 2024, relates to the proposed liquidations of AB Arizona Portfolio, AB Minnesota Portfolio, AB New Jersey Portfolio, AB Ohio Portfolio, and AB Pennsylvania Portfolio (the “Portfolios”), each a series of Registrant. You provided the Staff’s comments to me over Microsoft Teams on November 20, 2024.

The Staff’s comments and our responses thereto on behalf of Registrant and the Portfolios are set forth below. As the context requires, defined terms used herein are as defined in the Proxy Statement.

Comment 1:	Please confirm if these five Portfolios are all of Registrant’s series. If so, please confirm that Registrant will deregister after the liquidations.

Response:	The Portfolios do not comprise all of Registrant’s existing series. Accordingly, Registrant will not deregister after the liquidations of the Portfolios.

Comment 2:	Please confirm that the Portfolios will use reasonable efforts to locate all shareholders.

Response:	Registrant expects to use reasonable efforts to locate all shareholders of the Portfolios.
Comment 3:	Please confirm that the Portfolios will stay current with all filing obligations until liquidation occurs and after, as applicable.

Response:	Registrant expects to remain current with all applicable filing obligations of the Portfolios.

Comment 4:	With respect to liquidating distributions, please confirm that the Portfolios will meet the requirements of Section 22 of the Investment Company Act of 1940 (the “1940 Act”) and deliver liquidation proceeds within 7 days.

Response:	Registrant expects to deliver liquidation proceeds of the Portfolios in accordance with the requirements of the 1940 Act.

* * *

If you have any additional comments or questions, please contact Paul M. Miller, Lancelot A. King or the undersigned at (202) 737-8833.

Sincerely,

/s/ Lauren A. Clise
Lauren A. Clise

cc:	Linda Kim, Esq.
Paul M. Miller, Esq.
Lancelot A. King, Esq.

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